Mail Stop 4561

February 17, 2010

Mr. Keith A. Jones
Chief Financial Officer and Vice President, Finance
PDF Solutions, Inc.
333 West San Carlos Street, Suite 700
San Jose, CA 95110

> **Re:** **PDF Solutions, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-K/A for the Fiscal Year ended December 31, 2008**
> **Filed April 30, 2009**
> **Form 10-Q for the Quarterly Period ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 000-31311**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief